FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  30 July, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







              International Power Successfully Refinances US debt

(London - 30 July 2004) International Power plc (IPR) today announces that it has successfully restructured and refinanced the $879m (GBP488m) non-recourse term loan debt of its 4,050MW merchant asset portfolio in the US.

Philip Cox, CEO of International Power, said: "This is a significant achievement for our US business, representing a long term solution for its capital structure, with only limited support from International Power. In addition, we retain access to the anticipated US market recovery."

Refinancing - Key Terms:
International Power will retain 100% equity ownership of the US merchant assets, and as part of the restructuring International Power will invest new funds of $175m (GBP97m) into the US business. Of this amount, $100m (GBP55m) will be injected immediately, to pay down debt, accrued interest and swap breakage costs. The remaining $75m (GBP42m) will be invested in two equal instalments in 2005 and 2006. This investment of new funds meets the investment criteria of IPR.

The maturity of the debt has been extended from 2006 to 2010, beyond the date of expected market recovery. Support from International Power for trading activity has been reduced to $100m (GBP55m) from $150m (GBP83m) previously. The restructured loan of $849m (after the International Power paydown of $100m, and after accrued interest, swap termination costs and fees totalling $70m) has been split into two new tranches, Tranche A & Tranche B, of $450m (GBP250m) and $399m (GBP222m) respectively, with an interest "roll-up" on Tranche B. This arrangement results in a lower cash burden on the business as interest payments on Tranche B can be rolled over until the assets generate sufficient cash flow to meet interest obligations.

There are no scheduled principal payments in the facility. Adequate working capital has been secured as part of the restructured facilities. Overall, the financing agreement has been simplified, and there are no financial covenants.

International Power believes that its portfolio of modern and efficient plants is well placed to benefit from the forecast recovery in spark spreads in both its US regional markets.

In addition, ANP (the US Subsidiary of International Power) has signed a long term Parts and Services Agreement with Alstom, to ensure that the operation of the portfolio is backed by a flexible and competitive source of parts and services.

The lead banks for this refinancing are ABN Amro, Citibank, Deutsche Bank, ING Barings, Societe Generale, Royal Bank of Scotland and Toronto Dominion, with Citibank acting as agent.

Investor Presentation Details

An Investor Presentation will be held at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 09.30 (BST) today, Friday 30 July.

Slides of the presentation will be available on our website www.ipplc.com from
09.00 (BST) and the event will be webcast live starting 09.30 (BST).

If you wish to listen to the live presentation, please dial the following:

Dial in No. +44 (0)20 8515 2390
Chairperson: Philip Cox

For Further Information Please Contact:

International Power
Aarti Singhal
+44 (0)20 7320 8681

Finsbury
Morgan Bone
+44 (0)20 7251 3801


NOTES TO THE EDITORS

Exchange Rate used: GBP1 = USD1.8

About International Power
International Power plc is a leading independent electricity generating company with 11,210MW (net) in operation and 1,655MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary